FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

April 18, 2013

Michael McTiernan

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

SBH Associates, Inc. (the “Company” or “Issuer”)

Registration Statement Form S-1/ Pre-Effective Amendment One

File No.: 333-187245

Dear Mr. McTiernan:

Enclosed is Pre-Effective Amendment One to the above Registration Statement. The changes in this Amendment have been made to update information and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated April 5, 2013.

General

1.

Section (a) (2) of Rule 419 defines a blank check company as a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies…”

The Company has had a specific business plan. It lacks assets and financial resources but plans on establishing a service business that initially can get started by the personal efforts of its Founder without significant expenditures of resources. She is and will continue to contact acquaintances and others seeking to provide services. Those services will require time and effort on her part to provide but will not require the initial outflow of cash. Being a public company will, in her judgment, provide SBH Associates, Inc. with additional credibility while she seeks clients and customers. The Company’s business plan, like those of virtually all development stage companies, involves risk. However, the existence of such risk does not make it a 419 blank check company. It has a business plan that is designed to be undertaken with the assumption that there will be limited financial resources. This is clearly a development stage company but not a 419 blank check company.

2.

No broker or dealer will participate in this offering. No materials will be used or distributed by Ms. Hunter or anyone authorized by Ms. Hunter to any potential investor until the after the Registration Statement becomes effective.

3.

The matters referred to in Comment 3 have been clarified or corrected.

Forepart of the Registration Statement

4.

The classification indicated in the Forepart has been changed to “smaller reporting company.”

Cover Page of Prospectus

5.

We have made the requested disclosures.

Use of Proceeds

6.

The requested disclosure has been made.

Liquidity

7.

The disclosure has been clarified.

8.

The requested disclosure has been made.

Property

9.

The disclosure has been clarified.

Directors, Executive Officers, Promoters and Control Persons

10.

The requested disclosure has been made. The key point is that because of her surgeries, Ms. Hunter has been unable to work at any fulltime job since leaving Iraq in 2005. Her tasks since then have been limited to assisting small companies on an occasional basis doing work from her home. Now she is ready to begin to move her life forward.

Summary Executive Compensation

11.

The disclosure has been clarified.

Certain Relationships and Related Transactions

12.

The requested disclosure has been made.

Common Stock

13.

The requested disclosure has been made.

14.

The requested disclosure has been made.

Certain Business Combinations

15.

We have clarified the disclosure.

Report of Independent Public Accounting Firm

16.

Our auditor is L. L. Bradford & Company, LLC which is domiciled in Las Vegas, NV. It has recently opened a Houston area office which, we understand, will be included on the Firm’s website shortly.

Item 16  Exhibits

17.

We have filed all exhitis that we believe are required or needed.

18.

We have filed all exhitis that we believe are required or needed.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  SBH Associates, Inc.